[LETTERHEAD OF STIFEL, NICOLAUS & COMPANY, INCORPORATED]

November 10, 2010

Via Edgar

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          Atlantic Coast Financial Corporation
Registration Statement on Form S-1 (Registration Number 333-167632)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, we hereby join Atlantic Coast Financial Corporation in requesting that the effective date of the above-referenced Registration Statement be accelerated so that it will become effective at 5:00 p.m. on November 12, 2010, or as soon thereafter as may be practicable.

Very Truly Yours,

Stifel, Nicolaus & Company, Incorporated

/s/ Ben Plotkin
Name: Ben Plotkin
Title:   Executive Vice President